EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(In millions, except ratio)

	2010	2009		2008		2007		2006
Earnings:
Income from continuing operations before income tax expense	$818	$810		$1,076		$899		$727
Add:
Fixed Charges	109	109		149		122		92

Total earnings available for fixed charges	927	919		1,225		1,021		819

Fixed Charges:
Interest expense and other financial charges	100	99		140		115		86
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	9	10		9		7		6

Total fixed charges	$109	$109		$149		$122		$92

Ratio of earnings to total fixed charges	8.5x	8.4	x	8.2	x	8.4	x	8.9x